    WORLD MONITOR TRUST--
    SERIES A
    MONTHLY REPORT/
    SEPTEMBER 24, 1999

WORLD MONITOR TRUST--SERIES A
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from August 28, 1999 to September 24, 1999 for World Monitor Trust--Series A (the 'Trust'). The net asset value of an interest as of September 24, 1999 was $90.82, an increase of 1.34% from the August 27, 1999 value of $89.62. The 1999 calendar year-to-date return for the Trust was a decrease of 7.62%. Additionally, the return for the quarterly period from June 26, 1999 to September 24, 1999 was a decrease of 5.93%.

Quarterly Market Overview

During the quarter, global financial markets experienced heavy volatility. In July, U.S. Federal Reserve policy gave markets a boost. However, record trade deficits, higher employment costs, fears of inflation and higher interest rates in the U.S. quickly caused a reversal in U.S. stock and bond markets. Global stock and bond markets followed U.S. markets demonstrating increased volatility. The U.S. dollar also experienced fluctuations throughout the quarter as signs of a stronger U.S. economy versus the European community supported the dollar's rise to new highs against most major currencies. However, later in the quarter as a record trade gap and stronger than expected European economic data were reported, the U.S. dollar came under pressure and continued to fall against most major currencies and to record lows against the Japanese yen. In the commodities markets, energy prices rose as OPEC members agreed to maintain cuts in oil output. The metal sector experienced extreme movement as gold prices rose to a two-year high following reports that 15 European Central banks would limit sales and retain higher gold reserves.

Quarterly Trust Performance

Currency sector trading incurred losses from British pound, Swiss franc, Australian dollar, and Canadian dollar positions. In Europe, despite sluggish German exports and a rapidly expanding money supply, a strong economy made possible a rate hike by the European Central Bank. Additionally, the Bank of England shocked markets with a 25 basis point rate hike. The Swiss franc bottomed out early in the quarter after trading passed an eight-year low against the U.S. dollar. Commodity based currencies such as the Australian and Canadian dollars experienced losses against the U.S. dollar as the price of gold and other precious metals surged during September.

Trading in the index sector resulted in losses due to positions in the S&P 500 and Nikkei Dow (Japan). The U.S. stock market fell in anticipation of an August interest rate hike. Global stock markets followed the U.S. market's lead. Pressure to raise rates throughout the world repressed global stock and bond prices throughout the remainder of the quarter. In Japan, the Nikkei Dow moved sideways and a bit downward though not demonstrating a bear trend, closing lower by the end of the quarter.

In the financial sector, the Trust generated losses due to weakness in the global bond markets. Pressure throughout Europe and the U.S. to raise rates continued to repress bond prices. Global interest rate markets followed the U.S. lead as rates moved higher. On August 24th, the Federal Open Market Committee decided to increase the U.S. federal funds rate by 25 basis points. Positions in the U.S. Treasury bond and British 3-month bond incurred losses.

Losses were incurred in the metal sector due to gold and silver positions. The European Central bank's decision to limit both gold sales and lending triggered strong movement in the gold market. Gold prices rose to two-year highs over a 10-day period, causing short positions to incur losses for the Trust. Silver prices moved in conjunction with gold as prices rallied towards quarter end.

The Trust captured gains in the energy sector derived from long positions in light crude and heating oil. OPEC's production cuts continued to prove effective for oil markets. Expectations that current output levels could be maintained for the foreseeable future also contributed to the bullish sentiment.

Profits in the grain sector were derived from short soybean positions. Soybean oil prices fell as drought-related supply concerns were alleviated and the market began to focus on weak domestic demand towards quarter end.

The estimated net asset value per interest as of October 21, 1999 was $87.80. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          ------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999
Revenues:
Realized loss on commodity
  transactions............................   $ (22,262)
Change in unrealized commodity
  positions...............................     273,871
Interest income...........................      64,607
                                             ---------
                                               316,216
                                             ---------
Expenses:
Commissions...............................      93,330
Management fee............................      24,050
                                             ---------
                                               117,380
                                             ---------
Net gain..................................   $ 198,836
                                             ---------
                                             ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from August 28, 1999 to
  September 24, 1999
                                                  Per
                                     Total      Interest
                                  -----------   --------
Net asset value at beginning of
  period (165,405.682
  interests)....................  $14,824,156   $  89.62
Additional contributions........      844,900
Net gain........................      198,836
Redemptions.....................      (99,299)
                                  -----------
Net asset value at end of
  period (173,628.284
  interests)....................  $15,768,593      90.82
                                  -----------   --------
                                  -----------
Change in net asset
  value per interest.........................   $   1.20
                                                --------
                                                --------
Percentage change............................       1.34%
                                                --------
                                                --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series A is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ---------------------
                                 by: Barbara J. Brooks
                                 Chief Financial Officer